Exhibit 99.1

Skyline Builders Group Holding Adds John M. Melkon to Board of Directors

●	John M. Melkon will join board of directors as a director and act as a consultant to the Company immediately.

●	Melkon, a thirty-year veteran of negotiating critical material supply chains for USA in challenging geopolitical situations, brings significant operating experience to the board of directors.

●	Most recently, Melkon has been Director and an Assistant Professor at the United States Military Academy and is leading the Critical Materials Consortium.

GEORGETOWN, CAYMAN ISLANDS, July 15, 2026 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (Nasdaq: KAZR) (the “Company”), a holding company expecting to close its previously announced merger with Cove Kaz Capital (Cove Kaz) by year-end, today announced it has recruited John M. Melkon to its board of directors as a director and as a consultant to the Company.

Mr. John Melkon is currently a senior advisor to the United States Military Academy at West Point. Previously, from 2012 to 2026 he was a Director and an Assistant Professor at the United States Military Academy and has been recently charged with building and leading the Critical Minerals Consortium. In this capacity he is responsible for facilitating the coordination, planning and execution of the strategic vision and mission to educate faculty, cadets and the community of practice. He also teaches Seminars on Sub-Saharan African Geography, as well as the Geography of the Middle East and North Africa. He serves as a Co-Chair for the Bilateral Defense Committee between the U.S. and South Africa.

Prior to his service at CSCMO (Center for the Study of Civil/Military Operations), Mr. Melkon served as a Senior Operations Advisor to the United States Army Africa in Vicenza, Italy from 2009 to 2012. He was responsible for providing strategic liaison to Inter-Agency and multi-national partners and advising the command on critical operational planning. During that tenure he served the command in OPERATION ODYSSEY DAWN. He was also a Strategic Operations Officer for the Department of Defense from 2006 to 2009 with service to OPERATION ENDURING FREEDOM. Before re-entering public service Mr. Melkon worked as an International Banking Associate for Credit Suisse First Boston in Frankfurt, Germany.

Prior to his civilian service with CSFB, Mr. Melkon was an Army Special Forces Officer and in over thirty years of national security service to the United States of America, Mr. Melkon has had operational and combat experience in Europe, Africa, the Middle East, and Central and South East Asia. His expertise spans a wide range of Civil-Military Operations, Unconventional Warfare, Counterterrorism, Counterinsurgency and Foreign Internal Defense. He is a graduate of the National Senior Intelligence Course and also an FBI Certified Crisis Negotiator.

Mr. Melkon is currently a PhD Candidate at Stellenbosch University along with a Professor of Practice at North West University in South Africa. He received his A.B. in History from Princeton University, and he also holds an MBA from the Lowry Mays School of Business and an MPIA with honors from the George Bush School of Government and Public Service at Texas A&M University. He has been conferred an MA in European Politics and a Certificate of Professional Achievement in Enterprise Risk Management from Columbia University in 2022. He is also a Harvard John F Kennedy School Senior Executive in National and International Security.

“We are excited to add John to our board of directors. John’s experience in negotiating with governments in frontier regions is unique and will bring considerable operational expertise to the Company,” said Paul Mann, Executive Chairman of Skyline Builders Group Holding Limited.

“Additionally, John’s understanding of critical material supply chains globally and their strategic importance to the United States is unique and aligned with the Company’s objective to become a leading supplier of critical minerals and metals to the United States,” he added.

Cove Kaz aims to become a global leader in the mining, extraction, and processing of strategic minerals and metals aimed towards the United States defense and industrial base, specifically tungsten, lithium and rare earth metals.

Concurrent with the appointment of Mr. Melkon, Mr. Ngo Chiu Lam will step down from the board of directors of Skyline Builders Group Holding Limited. The board will now have two directors from the United States, one from Europe, one from the UK/ USA and one from China. This is consistent with the Company’s stated goal to exit the Asian construction industry and become a strategic supplier of critical materials to the United States.

ABOUT SKYLINE BUILDERS GROUP HOLDING LIMITED

Skyline Builders Group Holding Limited (NASDAQ: KAZR) is a Cayman Islands exempted company with limited liability with its main assets focused on the construction industry in Asia.

In the third quarter of 2025, a group of US investors, led by American Ventures, took control of the Company via a significant cash injection with a goal to divest of the legacy Asian construction business and acquire assets in the critical material supply chain.

KAZR seeks to become a highly strategic supplier of critical minerals and nuclear fuels and will focus on prioritizing security of supply for US customers. In November 2025, it announced that it had subscribed for an approximate 20% membership interest in an LLC involved in the critical materials supply chain. In April 2026, the Company announced a Transaction Agreement to affect a business combination with Cove Kaz, a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan.

ABOUT COVE KAZ CAPITAL GROUP LLC

Cove Kaz Capital Group LLC is a U.S.-backed critical minerals development company focused on advancing strategic resource projects in Kazakhstan. On April 30, 2026 the company completed a sale and purchase agreement to acquire a 70% controlling interest in Severniy Katpar LLP, a joint venture with Kazakhstan’s national mining company Tau-Ken Samruk, which retains the remaining 30%.

Through this partnership, Cove Kaz will be developing the Severnity Katpar and Upper Kairakty tungsten deposits, among the largest undeveloped tungsten resources globally. The project is advancing through feasibility, permitting, and development toward commercial production, with the objective of establishing a long-term, secure supply of tungsten to support critical industrial and defense applications in the United States and allied markets.

In addition, Cove Kaz holds a 75% interest in the Akbulak rare earth project in a joint venture with Qazgeology, a subsidiary of Kazakhstan’s national mining company Tau-Ken Samruk, further strengthening its position in building integrated, diversified critical minerals supply chains. Together, these assets position Cove Kaz as a key participant in the development of reliable, independent sources of strategically important materials outside of China. For more information visit www.kazresources.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

IMPORTANT NOTICES AND ADDITIONAL INFORMATION

In connection with the proposed transaction, Cove Kaz intends to file a registration statement on Form S-4 containing a prospectus with the U.S. Securities and Exchange Commission (the “SEC”), and SKBL intends to file a proxy statement for the purpose of soliciting proxies or votes from SKBL shareholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectus, the proxy statement and other documents filed by Cove Kaz and SKBL (in each case when available) with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and other filings with the SEC may also be obtained by contacting Cove Kaz directly at info@kazresources.com or SKBL at Office A, 15/F, Tower A, Capital Tower, No. 38 Wai Yip Street, Kowloon Bay, Hong Kong, telephone: +852-2811-9688.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction contemplated by the Transaction Agreement and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

For more information, please contact:

Skyline Builders Group Holding Limited

Investor Relations Department

Email: investors@skylinebuildersgroupholding.com

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